SUPPLEMENTARY BENEFIT

Waiver of Premium -- Primary Insured

1.   DEFINITIONS

1.1  Primary Insured is identified in the Coverage Description.

1.2 Injury means accidental bodily injury sustained while this benefit is in force and prior to the Policy Anniversary following the Primary Insured's 60th birthday.

1.3 Sickness means illness or disease that first manifests itself while this benefit is in force and prior to the Policy Anniversary following the Primary Insured's 60th birthday.

1.4 Dismemberment means actual severance of the hand or foot from the body at or above the wrist or ankle joint. The dismemberment must be total and irrecoverable. Loss of use alone is not dismemberment.

1.5  Total Disability means either:

     1. For the first 24 months, the Primary Insured's complete inability, as a result of Injury or Sickness, to perform the main duties of the occupation or service in which the Primary Insured worked when he or she became disabled. After 24 months, Total Disability means the Primary Insured's complete inability to engage in any occupation for which he or she is reasonably fitted by education, training or experience.

          OR

     2.   The loss by Dismemberment of:

          a.   both hands; or

          b.   both feet; or

          c.   one hand and one foot.

1.6 The Waiver of Premium Benefit Amount for this benefit is shown in the Coverage Description.

2. WAIVER OF PREMIUM BENEFIT

2.1 Waiver: If the Primary Insured suffers six months of continuous Total Disability due to Injury or Sickness:

     1. we will pay the waiver of Premium Benefit Amount into the Policy Account until Total Disability ceases or until, but not including, the Policy Anniversary following the Primary Insured's 65th birthday;

     2. we will pay the Waiver of Premium Benefit Amount for each of the first six months of Total Disability into the Policy Account;

     3. we will return to the Policy Account all Monthly Deductions since the start of the Total Disability as of the dates they were deducted; and

     4. on each Monthly Anniversary thereafter we will waive the Monthly Deduction for as long as Total Disability continues.

2.2 Conditions:Total Disability must commence before the Policy Anniversary following the Primary Insured's 60th birthday and while this benefit is in force. No waiver of Premium Benefit Amount will be paid nor willMonthly Deductions be waived for periods of Total Disability during which you are not under the normal and customary care of a physician. No Waiver of Premium Benefit Amount will be paid nor will Monthly Deductions be waived after Total Disability ceases.

2.3 Recurrent Disabilities: Separate periods of Total Disability beginning while this benefit is in force will be considered as one continuous disability period unless such separate periods are:

     1.   due to unrelated causes; or

     2. due to the same or related causes, but are separated by at least six months during which the Primary Insured has returned to work.

2.4 Cost: The initial monthly Cost of Insurance for this benefit is shown in the Coverage Description.

3.   EXCLUSIONS

     No Waiver of Premium Benefit Amount will be paid nor will the Monthly Deductions be waived if Total Disability results from:

     1.   intentional, self-inflicted injury;

     2.   committing or attempting to commit a felonious act; or

     3. war, or act of war, whether or not the Primary Insured is in military service. Act of war includes any act peculiar to military operations in time of war, whether declared or undeclared.

4.   CLAIMS

4.1 Notice of Claim:We must receive written notice of claim and due proof of Total Disability at our Home Office while the Primary Insured is alive and Total Disability continues. We may require the Primary Insured to be examined at our expense by a medical examiner of our choice.

4.2 Time of Notice: Notice and proof of claim must be received within one year after this benefit terminates. If not, we will not pay the Waiver of Premium Benefit Amount or waive any Monthly Deduction unless it is shown that notice and proof were given as soon as reasonably possible.

     We will not pay the Waiver of Premium Benefit Amount nor waive the Monthly Deductions for more than 12 months prior to the date we received the notice of claim in our Home Office. If Total Disability began during the grace period, the unpaid portion of Monthly Deductions will continue to be payable to us. Any amounts due and not waived will be deducted from the policy proceeds.

4.3 Proof of Continuance: We may require proof of continuing Total Disability. During the first two years we may require proof as often as reasonably necessary. After 2 years, proof will not be required more often than once each policy year.

     If the required proof of continuing Total Disability is not furnished within 91 days after we request it, we will stop paying the Waiver of Premium Benefit Amount and stop waiving the Monthly Deductions.

5.   TERMINATION

     This benefit will terminate on the earliest of:

     1.   the Policy Anniversary  following the Primary Insured's 60th birthday;
          or

     2. the date that the policy is terminated, whether by surrender or lapse, cancellation or maturity.

     Termination of this benefit will not affect any claim incurred before the termination date. You may cancel this benefit by sending a written request to our Home Office. This benefit will then terminate on the Monthly Anniversary following the date we receive the written request.

6.   GENERAL PROVISIONS

6.1 This benefit is made part of the policy in consideration of the application and the payment of premiums for this benefit. This benefit is subject to all provisions of the policy except as specifically modified in this benefit.

6.2 We reserve the right to not pay the Waiver of Premium Benefit Amount to the extent that we determine such payment would cause the policy to fail to qualify under applicable tax law. See the Applicable Tax Law provision of the policy.

This benefit is effective on the Effective Date, unless a different date is shown below.

Date of issue if other than Effective Date:

                                        SAFECO LIFE INSURANCE COMPANY
                                        R.A. Pierson
                                        Sr. Vice President and Secretary